SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D/A
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                           BIGSTAR ENTERTAINMENT, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of class of securities)

                                  089896104000
                                 (CUSIP Number)

                               Stuart Lazar, Esq.
                              Edwards & Angell, LLP
                              2800 Financial Plaza
                              Providence, RI 02903
                                 (401) 276-6613
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                               September 24, 2001
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


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CUSIP No. 089896104000

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Stuart Lazar

2.  Check the Appropriate Box if a Member of a Group

     (a)  X    (b)
         ----     ----

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

United States citizen

Number of                   7        Sole Voting Power
Shares
Beneficially                                177,274*

Owned By                    8        Shared Voting Power
Each
Reporting                                        0

Person With                 9        Sole Dispositive Power

                                            177,274*

                           10        Shared Dispositive Power

                                                 0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

177,274*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

2.23%**

14.  Type of Reporting Person

IN


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CUSIP No. 089896104000

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

L Entertainment Investors, Inc.

2.  Check the Appropriate Box if a Member of a Group

     (a)  X    (b)
         ----     ----

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                          0

Owned By                    8        Shared Voting Power
Each
Reporting                                     177,274*

Person With                 9        Sole Dispositive Power

                                      0

                           10        Shared Dispositive Power

                                              177,274*


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

177,274*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

2.23%**

14.  Type of Reporting Person

CO

                                       Key

* All shares of common stock owned by the Reporting Persons are currently owned by Stuart Lazar. L Entertainment Investors, Inc. ("L Entertainment") is a Delaware corporation, substantially all of the stock of which is currently owned by Stuart Lazar. On September 24, 2001, L Entertainment sent a letter to David Friedensohn, President and CEO of BigStar Entertainment, Inc. ("Issuer"), that proposes a transaction pursuant to which L Entertainment would own 40% of Issuer's equity and would replace the current board of directors of Issuer with those appointed by L Entertainment. A copy of such letter is annexed hereto as Exhibit 3.

** Based upon 7,956,116 shares of common stock outstanding, as reported by Issuer in a recent public filing. (See Item 5(a)).




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Item 1.  Security and Issuer

This Statement relates to the common stock, par value $0.001 per share, of the Issuer. The Issuer's principal executive offices are located at 19 Fulton Street, 5th Floor, New York, New York 10038-2100. The Reporting Persons (as defined below) have entered into a Joint Filing Agreement dated September 25, 2001, a copy of which is attached hereto as Exhibit 1.

Item 2.  Identity and Background

This statement is being filed by Stuart Lazar, an individual, and L Entertainment Investors, Inc., a Delaware corporation, substantially all of the stock of which is owned by Stuart Lazar. All of the shares of Issuer common stock reported herein are owned by Stuart Lazar. It is expected that Stuart Lazar will transfer all of such shares to L Entertainment prior to October 15, 2001. As majority shareholder, Stuart Lazar exercises voting control over L Entertainment. L Entertainment was formed to invest in companies having a link to the entertainment industry.

Stuart Lazar resides at 45 Woodbridge Drive, East Greenwich, Rhode Island 02818. L Entertainment has its principal office at 45 Woodbridge Drive, East Greenwich, Rhode Island 02818.

Stuart Lazar's principal occupation is as an attorney. Stuart Lazar practices with the law firm of Edwards & Angell, LLP, 2800 Financial Plaza, Providence, Rhode Island 02903.

None of the Reporting Persons has, and the executive officers and directors of such Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stuart Lazar is a United States citizen. L Entertainment is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration

The common stock of Issuer is owned by Stuart Lazar and was purchased with personal funds. The funds required to complete the transaction discussed herein will come from the personal funds of Stuart Lazar, the working capital of L Entertainment, and possibly equity investments or loans from other individuals. While the Reporting Persons have commitments sufficient to consummate the aforementioned transaction with the Issuer, the source of those funds will be made available only after Issuer has entered into a binding merger agreement with the Reporting Persons or an affiliate thereof.

Item 4.  Purpose of Transaction

The Reporting Persons purchased the shares of Issuer's common stock based on their belief that the shares are undervalued at the current market price and represent an attractive investment opportunity. In light of the current trading price of Issuer's common stock, as well as an announced intention on the part of Issuer's directors to sell control of Issuer to a third party, the Reporting Persons desire to increase their position in Issuer through a transaction directly with Issuer. Such transaction is described in a letter to Issuer, as set forth on Exhibit 3.

Item 5.  Interest in Securities of the Issuer

Item 5(a). The aggregate percentage of shares of common stock reported owned by the Reporting Persons is based upon 7,956,116 shares outstanding, which is the total number of shares of common stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 20, 2001.

Item 5(b). As of the close of business on September 24, 2001, the Reporting Persons beneficially owned 177,274 shares of common stock, constituting approximately 2.23% of the shares outstanding. Stuart Lazar has sole voting and dispositive power with respect to the shares owned by him. All of such shares were acquired in open-market transactions.

Item 5(c). Exhibit 2 annexed hereto lists all transactions by the Reporting Persons in Issuer's common stock during the past 60 days.

Item 5(d). No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Issuer's Common Stock.

Item 5(e). The Reporting Persons do not, and have never, been the beneficial owner of more than five percent of Issuer's common stock. The Reporting Persons have filed this Schedule 13D as a result of their intention to acquire a significant percentage of Issuer's common stock which, if consummated, would require the filing of a Schedule 13D.

Item  6.  Contracts,   Arrangements,   Understandings  or   Relationships   With
          Respect to Securities of the Issuer Shareholders' Agreement

None

Item 7.  Material to be filed as Exhibits

Exhibit 1. Joint Filing Agreement dated as of September 25, 2001 between Stuart Lazar and L Entertainment Investors, Inc.

Exhibit 2. Transactions by the Reporting Persons in Issuer's Common Stock in the Last 60 Days.

Exhibit 3.     Letter   from  L   Entertainment   Investors,   Inc.  to  BigStar
               Entertainment, Inc. dated September 25, 2001.





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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 25, 2001

                              By: /s/ Stuart Lazar


                         L ENTERTAINMENT INVESTORS, INC.

                              By: /s/ Stuart Lazar
                              Name:  Stuart Lazar
                              Title: President and CEO